 SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of March, 2014 Dilip Naik acquired control due to ownership of greater than 25% of the Pine Grove Alternative Fund's(the "Fund") outstanding shares. Dilip Naik owned 41.54% of the Fund and thus controlled the Fund as of that date.